Exhibit 21.1

List of Subsidiaries of Twilio Inc.

Twilio Europe Limited (England and Wales)

Twilio Estonia OÜ (Estonia)

Aquarius Survivor LLC (Delaware, United States)

Twilio Colombia S.A.S. (Colombia)

Twilio IP Holding Limited (Ireland)

Twilio Ireland Limited (Ireland)

Twilio Germany GmbH (Germany)

Twilio Hong Kong Limited (Hong Kong)

Twilio Singapore Pte. Ltd. (Singapore)